[redacted]

08025604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

JAN 28 2008

Washington, DC 102

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liability Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, Suite 25-D
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Keane (212) 371-0957
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

70-20 Austin Street, Suite 126	Forest Hills	NY	11375
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liability Solutions, Inc., as of November 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

1/25/2008

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2009

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIABILITY SOLUTIONS INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

November 30, 2007 and December 31, 2006

LIABILITY SOLUTIONS INC.

November 30, 2007 and December 31, 2006

CONTENTS

KBL, LLP™
Certified Public Accountants & Advisors

MAIN OFFICE: 110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Liability Solutions Inc.

We have audited the accompanying statement of financial condition of Liability Solutions Inc. as of November 30, 2007 and December 31, 2006 and the related statements of operations, changes in stockholder's equity, and, cash flows for the eleven months ended November 30, 2007 and year ended December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liability Solutions Inc. at November 30, 2007 and December 31, 2006 and the results of their operations and their cash flows for the eleven months ended November 30, 2007 and year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

Forest Hills, New York
January 22, 2008

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
TAMPA, FLORIDA

Liability Solutions Inc.

Statements of Financial Condition

	November 30, 2007	December 31, 2006
Assets		
Cash in Banks	$ 582,940	$ 637,094
Prepaid expenses	5,581	11,245
	588,521	648,339
Deferred Lease Acquisition Costs	-	8,026
Less: Accumulated Amortization	-	(6,911)
	-	1,115
Furniture and Equipment at cost	124,657	67,707
Less: Accumulated Depreciation	(41,182)	(29,310)
	83,475	38,397
Restricted Cash Held by Bank as Collateral for Letter of Credit	213,627	26,717
Total Assets	$ 885,623	$ 714,568
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$ 131,226	$ 215,313
Deferred Rent Concession	15,199	-
Due to Parent Company	28,473	-
Subordinated Loan Payable to Parent Company -- including accrued interest of $3,682	353,682	-
Total Liabilities	528,580	215,313
Stockholder's Equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	5,000	5,000
Additional Paid-In Capital	814,261	814,261
	819,261	819,261
Accumulated Deficit	(462,218)	(320,006)
Total Stockholder's Equity	357,043	499,255
Total Liabilities & Stockholder's Equity	$ 885,623	$ 714,568

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.
Statements of Operations

	11 Months Ended November 30, 2007	Year Ended December 31, 2006
Revenues		
Fee Income	$ 1,573,867	$ 1,485,802
Interest Income	11,336	1,477
Other Income	35,000	-
	1,620,203	1,487,279
Expenses		
Employee Compensation, Payroll Taxes, Benefits and Temp Help	910,113	731,385
Regulatory Compliance, including legal fees of $18,846 (2007) and $7,671 (2006)	44,707	25,253
Occupancy Costs	159,652	87,236
Travel and Related Expenses	79,574	71,126
Accounting and Auditing	43,250	47,960
Other Operating Expenses	461,803	394,475
Communications and Data Processing	37,917	48,493
Depreciation of Property	15,612	11,398
Amortization of Deferred Lease Acquisition Costs	-	2,452
Interest Expense	3,682	-
Loss on Disposal of Fixtures	6,105	-
Total Expenses	1,762,415	1,419,778
Net (Loss) Income	$ (142,212)	$ 67,501

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.

Statements of Cash Flows

	11 Months Ended November 30, 2007	Year Ended December 31, 2006
Cash flows from operating activities:		
Net (Loss) Income	$ (142,212)	$ 67,501
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation and Amortization	16,727	13,850
(Increase) Decrease in Prepaid Expenses	5,664	7,396
(Decrease) Increase in Accounts Payable and Accrued Expenses	(84,087)	191,851
Increase in Deferred Rent Concession	15,199	-
Interest Accrued on Subordinated Loan from Parent Company	3,682	-
Loss on Disposal of Assets	6,105	-
Net cash (used for) provided by operating activities	(178,922)	280,598
Cash flows from investing activities:		
(Increase) in Cash Held by Bank as Collateral for Letter of Credit	(186,910)	(80)
Advances to Former Officer Repaid to the Company	-	1,042
Purchase of Furniture and Equipment	(66,795)	(12,777)
Net cash (used for) investing activities	(253,705)	(11,815)
Cash flows from financing activities:		
Proceeds of Subordinated Loan from Parent Company	350,000	-
Increase in Due to Parent Company	28,473	
Decrease in Due from Parent Company	-	285,046
Net cash provided by financing activities	378,473	285,046
Increase (Decrease) in Cash	(54,154)	553,829
Cash at Beginning of Period	637,094	83,265
Cash at End of Period	$ 582,940	$ 637,094

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.

Statements of Changes in Stockholder's Equity

For the Eleven Months Ended November 30, 2007
and for the Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2006	100	$ 5,000	$ 814,261	$ (387,507)	$ 431,754
Net Income	-	-	-	67,501	67,501
Balances at December 31, 2006	100	5,000	814,261	(320,006)	499,255
Net (Loss)	-	-	-	(142,212)	(142,212)
Balances at November 30, 2007	100	$ 5,000	$ 814,261	$ (462,218)	$ 357,043

Liability Solutions Inc.

Statements of Changes in Liabilities Subordinated to Claims of Creditors

For the Eleven Months Ended November 30, 2007
and for the Year Ended December 31, 2006

Balances at January 1, 2006	$ -
Change for period	-
Balances at December 31, 2006	-
Subordinated loan from parent company	350,000
Interest accrued on subordinated loan	3,682
Balances at November 30, 2007	$ 353,682

The accompanying notes are an integral part of these financial statements

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:

Liability Solutions Inc., (the "Company") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It has been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in New York, New York. It is a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom.

The Company acts as an independent placement agent and advisory specialist for alternative investment products, primarily hedge funds. The Company earns fees for advisory services as agreed with the client. Additionally, fees are earned based on 20% of the fund manager's fees with respect to company placed institutional buyers (the fund manager's fee is generally 1% of the fund value), plus 20% of the fund manager's fees earned on assets over the "high water mark" for placed institutional buyers. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Consistent with the change of the fiscal year of LSL, the Company changed its fiscal year end to November 30. Accordingly, the financial statements presented herein do not include a full year of operations.

Recently Issued Accounting Pronouncements:

In February, 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* including an amendment of FAS 115, or FAS 159. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. We are assessing FAS No. 159 and have not yet determined the impact that the adoption of FAS No. 159 will have on our results of operations or financial position, if any.

In September 2006, the FASB issued SFAS No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires a company to recognize the funded status of a benefit plan as an asset or a liability in its statement of financial position. In addition, a company is required to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position. The recognition provision of this statement, along with additional disclosure requirements, is effective for fiscal years ending after December 15, 2006, while the measurement date provision is effective for fiscal years ending after December 15, 2008. Management does not believe that adoption of this statement will have a material impact on the financial position of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157,

"Fair Value Measurements" ("SFAS 157"). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands on required disclosures about fair value measurement. SFAS 157 will be effective for the Company on December 1, 2007 and will be applied prospectively. The Company is currently assessing whether adoption of SFAS 157 will have an impact on our financial statements but does not believe the adoption of SFAS 157 will have a material impact on the Company's financial position, cash flows, or results of operations.

In June, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007 and the adoption did not have a material impact to the Company's financial statements or effective tax rate and did not result in any unrecognized tax benefits.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the eleven months ended November 30, 2007 and year ended December 31, 2006, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statue of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition
For 2007 and 2006, the Company recognized as income a 100% allocation of revenues (management and performance fees) earned by LSL in respect of accounts managed by the Company's salespeople as per LSL Board of Directors resolution. The Board of Directors of LSL approved the allocation of $1,386,331 (2007) and $1,245,802 (2006) of the management and performance fees. Additionally, LSL's Board approved consulting fees of $187,536 (2007) and $165,000 (2006) to the Company for services it provided to LSL pursuant to a Management Services Agreement.

The allocation basis may be changed by LSL from time to time by further Board resolution taking into consideration the level of the Company's support in the following functions: marketing, administrative, research and management.

Additionally the Company may earn fees for advisory services at rates agreed to with the client. For the year ended December 31, 2006, the company earned advisory fees of $75,000.

c. Depreciation and Amortization

- Property and equipment is stated at cost and principally consists of computer equipment and software.
- Depreciation and amortization are computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years
- Deferred lease acquisition costs of $8,026 consisted of legal fees incurred to negotiate the lease as described in Note 6. These costs were capitalized and were fully amortized over the life of the lease.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Particularly, Performance Fees are based on estimates of fund performance using the latest reliable information available. Since the funds determine performance on a calendar year basis and the Company now reports on a fiscal year ending November 30, actual fund performance for the year may differ from the estimates, and those differences may be significant.

e. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

The Company is subject to certain risks in connection with investment performance of hedge fund clients that will affect performance fees earned by the Company. The Company also faces credit risks in collection of performance and management fees from client hedge funds. Additionally, the Company has a limited number of hedge fund clients and one of those clients accounted for approximately 80% of the Company's income in 2007 and 66% in 2006.

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company keeps its cash balances with high quality financial institutions which are federally insured although bank balances generally exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

f. Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and intercompany liabilities, approximate fair value because of the short maturity of those instruments. The carrying amount of the subordinated loan payable to parent company approximates fair value because it is due and payable at its face amount plus accrued interest at maturity.

g. Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 -- INCOME TAXES

Temporary differences and carryovers give rise to deferred tax assets and liabilities. The principal

components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2007, the Company had net operating loss carryovers approximating $400,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2027, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $143,000 and $92,000 has been provided on the deferred tax asset at November 30, 2007 and December 31, 2006, respectively.

NOTE 4 -- STOCKHOLDER'S EQUITY

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. From the Company's inception (July 12, 2002) through November 30, 2007, LSL (the Company's U.K. parent and the sole owner of all of the Company's issued shares) made contributions of additional paid-in capital aggregating $814,261.

NOTE 5 -- RELATED PARTY TRANSACTIONS

The Company owed LSL $28,473 on account of unsettled intercompany transactions as of November 30, 2007.

On August 24, 2007, the Company received funding from LSL in the amount of $350,000, pending approval of a Subordinated Loan Agreement for Equity Capital by FINRA. On September 28, 2007, FINRA approved the loan agreement and the amount received was converted to the subordinated loan.

The subordinated loan bears interest at 6% which is generally accumulated and considered part of the loan balance as it accumulates. The balance, including accrued interest of as of November 30, 2007 was $353,682, which, in accordance with FINRA rules, is eligible to be treated as equity capital for the purposes of meeting minimum equity requirements.

The Company earned the following fees from LSL for 11 months ended November 30, 2007 and for the year ended December 31, 2006.

	11 Months Ended November 30, 2007	Year Ended December 31, 2006
Management Fee	$ 487,641	$ 550,318
Performance Fees	898,690	695,484
Service Fee Income	187,536	-
Consulting Income	-	165,000
	$ 1,573,867	$ 1,410,802

Pursuant to a Management Services Agreement, the Company receives executive, financial, sales and marketing, information technology and general services from its parent company, LSL. LSL charged the Company for these expenses as follows:

	11 Months Ended November 30, 2007	Year Ended December 31, 2006
Administration	$ 117,708	$ 184,143
Information Technology	55,543	24,772
Research	169,113	104,988
Sales Support	51,370	29,948
	$ 393,734	$ 343,851

NOTE 6 -- COMMITMENTS AND OTHER COMMENTS

- In February 2007, the Company entered into a five (5) year non-cancelable office lease in New York, New York providing for minimum fixed monthly rental payments of $17,206. Occupancy commenced on May 11, 2007 and the Company occupied the premises rent-free for the first month. Rent payments commenced on June 1, 2007 for a partial month of 21 days because of the late occupancy ($12,044 representing 21 days at $573.53 per day). The lease expires on May 10, 2012.
    - As security for the lease, the Company deposited with the landlord an unconditional, irrevocable and transferable direct pay Letter of Credit issued by and drawn on Citibank in the amount of $206,470 and secured by a certificate of deposit with a balance at November 30, 2007 of $213,627.
    - Effective on the three (3) year anniversary of the lease, the security may be reduced to $103,235 provided that the Company has not defaulted on the lease.
    - After completion of the first year of the lease, the Company will be required to pay monthly escalation payments based on operating expenses, the amounts of which are currently not determinable.
    - Annual minimum lease payments under this lease are as follows:

Year Ending November 30,	
2008	$ 207,000
2009	207,000
2010	207,000
2011	207,000
2012	91,000
Total	$ 919,000

- In April 2004, the Company entered into a non-cancelable office lease in New York, New York providing for monthly rental payments of $7,000 and expired in April 2007.
    - The total rent for these premises was $34,979 for 2007, including holdover rent of $6,625. Rent expense for 2006 was $87,236.
- Other Income: In August 2007, the Company received a one-time special payment of $35,000 from FINRA, resulting from the transaction that consolidated regulatory operations of NASD and NYSE.

NOTE 7 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2007, the Company's minimum capital requirement was . The Company is required at all times to maintain minimum capital of no less than $5,000. At November 30, 2007, the Company had net capital of $11,660. The Company had an aggregate indebtedness to net capital ratio of to 1. The Company's overseas parent, LSL, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as-needed basis. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

NOTE 8 -- SUPPLEMENTAL CASH FLOW DISCLOSURES

	11 Months Ended November 30, 2007	Year Ended December 31, 2006
Supplemental cash flow disclosures:		
Cash paid during the period for:		
Interest	$ -	$ -
Income Taxes	$ 1,548	$ 1,013

Liability Solutions Inc.

Schedule of Computation Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

November 30, 2007

Assets	$ 885,623
Less Liabilities	(528,580)
Total Ownership Equity	357,043
Plus Subordinated Liabilities	353,682
Total Capital and Allowable Subordinated Liabilities	710,725
Less Non-allowables	(302,683)
Net Capital Before Haircuts and Undue Concentration	408,042
Less Haircuts and Undue Concentration	-
Net Capital	408,042
Minimum Capital Requirement	11,660
Excess Net Capital	$ 396,382
Total Aggregate Indebtedness	$ 174,898
Percentage of Aggregate Indebtedness to Net Capital	43%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2007

Net Capital per above	$ 408,042
Adjustment - rounding	1
Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2007	$ 408,043

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

November 30, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying notes are an integral part of these financial statements

KBL, LLP™
Certified Public Accountants & Advisors
MAIN OFFICE: 110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

Report by Independent Certified Public Accountants on Internal Control

Board of Directors
Liability Solutions, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Liability Solutions, Inc. (the Company), for the 11 months ended November 30, 2007 and year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
TAMPA, FLORIDA

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

Forest Hills, New York
January 22, 2008

END